Exhibit 99.52

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Black Mammoth Metals Corp. (the “Company”)

1710 – 1177 W. Hastings St.

Vancouver, BC V6L 2L3

Item 2	Date of Material Change

July 10, 2026

Item 3	News Release

A News Release was issued in Vancouver, British Columbia on July 13, 2026 and distributed through CNW.

Item 4	Summary of Material Change

The Company announced the closing of a private placement (the “Offering”), for gross proceeds of $24,000,000 consisting of 8,000,000 units (the “Units”) at a price of $3.00 per Unit, initiated on June 15, 2026 by price reservation. Each Unit consists of one common share of the Company (the “Shares”) and one-half non-transferrable common share purchase warrant (the “Warrants”), with each full warrant exercisable into one common share of the Company for a period of 2 years from the issue date at an exercise price of $4.00. The Units will be subject to a four-month hold period from the date of closing.

Item 5	Full Description of Material Change

See attached news releases.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Contact:    Dustin Henderson, President CEO & Director

Telephone:   (604) 347-9101

Item 9	Date of Report

July 13, 2026

No.26-15   BMM: TSX-V         NEWS RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES

Black Mammoth Metals Closes $24M Private Placement

Vancouver, B.C., July 13, 2026. Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the closing of a private placement (the “Offering”), for gross proceeds of $24,000,000 consisting of 8,000,000 units (the “Units”) at a price of $3.00 per Unit, initiated on June 15, 2026 by price reservation. Each Unit consists of one common share of the Company (the “Shares”) and one-half non-transferrable common share purchase warrant (the “Warrants”), with each full warrant exercisable into one common share of the Company for a period of 2 years from the issue date at an exercise price of $4.00. The Units will be subject to a four-month hold period from the date of closing. The Company intends on using the proceeds of the Offering for drilling and work-up activities for its core and non-core exploration properties, potential acquisitions and general working capital.

There are no commissions or insider participation in connection with the Offering.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 28 core properties:

•	Mineral Mountain, Washington County, UT.

•	Antelope Gold property, White Pine County, NV.

•	305 property, Lander County, NV.

•	Cupz Gold property, Esmeralda County, NV.

•	West Reveille Silver property, Nye County, NV.

•	Tom’s Pediment Gold-Silver property, Lander County, NV.

•	Mustang Gold-Silver property, Nye County, NV.

•	Ramsey Silver property, La Paz County, AZ.

•	Gallinas Rare Earth property, Lincoln County, NM.

•	Amador Silver property, Lander County, NV.

•	Big Bear Copper property, Gila County, AZ.

•	Zulu Gold property, Gila County, AZ.

•	Northern Star property, La Paz County, AZ.

•	Coal Canyon Gold property, Pershing County, NV.

•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.

•	Clover High-Grade Gold property, Elko County, NV.

•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.

•	East Reveille Gold property, Nye County, NV.

•	America Mine Gold property, San Bernardino, CA.

•	Quito Gold property, Lander County, NV.

•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).

•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Neither the securities referred to herein nor the securities issuable upon exercise thereof have been and will not be registered under the United States Securities Act of 1933, as amended (the ‘U.S. Securities Act’), or any state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

Qualified Person

Mark J. Abrams, CPG #11451, a Qualified Person as defined under NI 43-101, and a director of Black Mammoth, has reviewed and approved the technical content in this news release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Black Mammoth Metals Corporation

Phone: 604 347 9101

Email: blackmammothmetals@gmail.com

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.